Systematic
International Equity Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Systematic International Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the international equity markets have declined due to concerns that the recent turbulence in the U.S. economy might dampen global economic growth, we recently have seen signs of potential improvement. Throughout the last six months, the Federal Reserve Board and other central banks have reduced short-term interest rates and injected liquidity into their banking systems, helping to reassure investors. At Dreyfus, we believe that the current period of global economic uncertainty is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual as financial deleveraging and housing price deflation continue to weigh on economic activity in the United States and other nations that depend on exports to U.S. businesses and consumers.

The implications of our economic outlook for the international stock markets generally are positive. Recent selling pressure has created attractive values in a number of areas, including among many of the world's largest multinational companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Robert A. Wilk and Donald E. Perks, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Systematic International Equity Fund's Class A shares achieved a –10.59% total return, Class C shares achieved a –10.95% total return, Class I shares achieved a –10.48% total return and Class T shares achieved a –10.74% total return.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of –9.21% for the same period.[2]

International stocks were undermined during the reporting period by an intensifying global credit crisis and a U.S. economic downturn that investors worried might derail global economic growth. The fund produced lower returns than its benchmark, primarily due to difficulties encountered in its investments in airlines, consumer discretionary companies, and the energy sector.

The Fund's Investment Approach

The fund seeks long-term capital growth by normally investing at least 80% of its assets in equity securities. The fund normally invests primarily in equity securities of foreign companies. The fund invests in at least 10 different countries and may invest up to 25% of its assets in emerging market countries, but no more than 10% of its assets may be invested in any one emerging market country.

When selecting securities, we use a quantitative model to identify and rank stocks within geographic regions and economic sectors based on six factor classifications: value, stewardship, growth, accruals, market sentiment and analysts' expectations. We generally select higher ranked securities as identified by the quantitative model, but we may also assess qualitative factors. We attempt to manage risk through diversification across regions, countries, sectors and industries in proportions that are similar to those of the MSCI EAFE Index. The fund's currency exposure typically is unhedged to the U.S. dollar.

Economic and Credit Woes Dampened Investor Sentiment

International stock markets were volatile over the reporting period as investors reacted to a credit crisis that began in the U.S. sub-prime mortgage market and spread to other asset classes throughout the world. Investors also grew increasingly concerned that an economic downturn in the United States might hurt business activity in other parts of the world. Moreover, rising commodity, energy, and food prices weighed on investor sentiment. Despite aggressive efforts by the Federal Reserve Board and other central banks to stabilize the financial markets and inject liquidity into their banking systems, commercial banks generally remained reluctant to lend through the end of the reporting period, and the credit crunch has persisted.

As investors grew more risk-averse, they shifted their focus away from stocks and toward relatively safe havens, such as sovereign bonds and money market funds. Equity declines were particularly severe in the financials sector, where a number of major, global banks reported massive sub-prime related losses.

For U.S. investors, however, the adverse impact of lower stock prices was offset to a degree by a weakening U.S. dollar against most major currencies as U.S. interest rates declined and inflationary pressures escalated. The fund invests almost all of its assets in non-dollar-denominated securities, and stronger foreign currencies resulted in higher returns in U.S. dollar terms.

Our Strategies Produced Mixed Results

Our diversified approach helped the fund avoid most of the difficulties affecting commercial and investment banks during the credit crisis. The financials group was down sharply as banks reported massive sub-prime related losses, putting pressure on their valuations. Instead, we focused the fund's financials investments on insurers, which lost a relatively modest amount of value in an otherwise hard-hit market sector.

As part of our broader "global development" investment theme, the fund also benefited from favorable positioning among food-related companies as the world experienced a fundamental shift in agricultural supply-and-demand dynamics. As demand for food increased from a larger, more affluent global population, the fund's investments in food infrastructure and delivery businesses, including fertilization specialist Yara International, contributed positively to relative performance.

Detractors from relative performance during the reporting period included airlines and other transportation-related businesses, which came under pressure from rising fuel prices. Although the fund held an underweighted position in the airlines industry, our position in Qantas declined sharply when a takeover bid unraveled. In the consumer discretionary sector, Asian consumer electronics companies, such as Ibiden, faced a difficult export environment. United Kingdom-based Home Retail Group struggled to maintain expansion plans and encountered difficulty in raising capital. Finally, the fund's lack of exposure to energy services company BG Group undermined otherwise strong results in the energy sector.

Maintaining a Cautious Outlook

As of the reporting period's end, economic and credit concerns have persisted, and we expect market volatility to continue over the foreseeable future. However, in our judgment, valuations of some companies have already declined to relatively attractive levels, and we may intensify our focus on certain stocks that appear to have been punished too severely during the downturn. Otherwise, we intend to maintain a relatively defensive investment posture until our models signal that a sustainable recovery is at hand.

May 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Free Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The index reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the country level.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Systematic International Equity Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.59	$ 10.11	$ 5.42	$7.76
Ending value (after expenses)	$894.10	$890.50	$895.20	$892.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.02	$ 10.77	$ 5.77	$ 8.27
Ending value (after expenses)	$1,017.90	$1,014.17	$1,019.14	$1,016.66

† *Expenses are equal to the fund's annualized expense ratio of 1.40% for Class A, 2.15% for Class C, 1.15% for Class I and 1.65% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks—99.1%	Shares	Value ($)
Australia—7.4%		
BHP Billiton	400	15,952
BlueScope Steel	5,967	62,210
Brambles	5,800	48,703
Coca-Cola Amatil	4,900	38,881
Computershare	5,489	46,351
CSL	1,350	50,681
Dexus Property Group	30,662	51,061
GPT Group	11,033	34,664
Incitec Pivot	350	53,427
Lion Nathan	6,506	51,256
Pacific Brands	19,778	36,854
Rio Tinto	650	83,455
SP Ausnet	37,300	44,694
Tabcorp Holdings	4,700	50,642
Telstra	14,000	60,233
Wesfarmers	1,650	58,223
Westpac Banking	1,600	36,970
		824,257
Austria—2.1%		
Flughafen Wien	439	55,661
IMMOFINANZ	2,000	22,141
OMV	850	64,304
Vienna Insurance Group	560	42,042
Voestalpine	683	52,524
		236,672
Belgium—.6%		
Belgacom	1,060	49,083
KBC Groep	135	18,369
		67,452
Denmark—1.3%		
Carlsberg, Cl. B	450	60,075
Novo Nordisk, Cl. B	1,200	82,611
		142,686

Common Stocks (continued)	Shares	Value ($)
Finland−3.6%		
Elisa	1,635	36,916
Konecranes	1,635	71,585
Nokia	4,835	148,878
Nokian Renkaat	1,135	48,436
Sampo, Cl. A	1,900	53,847
Wartsila	700	48,093
		407,755
France−6.7%		
ADP	165	19,722
Air Liquide	480	72,491
AXA	2,400	89,584
BNP Paribas	275	29,736
CNP Assurances	409	48,664
Compagnie Generale des Etablissements Michelin, Cl. B	333	30,558
France Telecom	2,975	93,650
Gaz de France	930	61,484
Lafarge	250	45,239
Societe Des Autoroutes Paris-Rhin-Rhone	300	36,070
Suez	890	63,231
Total	1,852	155,984
		746,413
Germany−10.0%		
Allianz	601	122,869
BASF	812	116,203
Bayerische Motoren Werke	869	47,831
Daimler	1,072	83,577
Deutsche Boerse	370	54,434
Deutsche Lufthansa	1,785	47,020
E.ON	303	61,841
Fresenius Medical Care & Co.	1,050	55,891
Hannover Rueckversicherung	970	52,951
K+S	175	73,667
MAN	242	33,910
Merck	400	56,968
Muenchener Rueckversicherungs	425	82,461
RWE	140	16,164

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Salzgitter	280	57,764
Siemens	381	44,958
Suedzucker	1,737	39,653
ThyssenKrupp	1,100	69,099
		1,117,261
Greece—1.2%		
Coca-Cola Hellenic Bottling	1,650	74,458
OPAP	1,400	54,651
		129,109
Hong Kong—5.1%		
CLP Holdings	4,500	35,685
Esprit Holdings	3,900	47,992
Hang Lung Group	9,000	48,446
Hang Lung Properties	12,000	48,812
Hang Seng Bank	4,200	84,128
Hutchison Telecommunications International	13,000	18,283
Hutchison Whampoa	5,000	48,921
Pacific Basin Shipping	22,000	40,256
Swire Pacific, Cl. A	4,500	52,633
Wharf Holdings	13,000	65,975
Wheelock & Co.	15,000	46,964
Yue Yuen Industrial Holdings	11,500	34,973
		573,068
Ireland—.3%		
Independent News & Media	11,400	**33,821**
Italy—2.4%		
Alleanza Assicurazioni	3,600	47,303
Assicurazioni Generali	2,100	93,551
Atlantia	1,400	46,016
ENI	872	33,726
Fondiaria-SAI	1,070	43,272
Intesa Sanpaolo	800	6,006
		269,874
Japan—17.0%		
Aisin Seiki	1,300	45,382
Bank of Kyoto	4,000	50,969

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Bank of Yokohama	8,000	58,624
Canon	330	16,502
Central Japan Railway	5	49,046
Dai Nippon Printing	3,000	46,189
eAccess	62	39,531
Hitachi High-Technologies	600	11,915
Hokuhoku Financial Group	17,000	53,950
Honda Motor	1,300	41,256
Itochu	6,000	62,605
Joyo Bank	7,000	39,717
Kawasaki Kisen Kaisha	2,000	20,311
Kobe Steel	16,000	47,853
Marubeni	6,000	47,834
Millea Holdings	1,400	59,374
Mitsubishi	2,800	89,936
Mitsubishi UFJ Financial Group	12,000	132,019
Mitsui & Co.	4,000	93,860
Mitsui OSK Lines	5,000	68,808
Nippon Mining Holdings	1,000	6,184
Nippon Sheet Glass	2,000	9,155
Nippon Yusen	7,000	67,991
Nissan Motor	6,400	56,747
Nisshin Steel	10,000	37,025
Nomura Research Institute	500	11,035
Rakuten	100	62,509
Resona Holdings	34	65,394
Sankyo	800	48,084
Shimachu	1,500	41,256
Shizuoka Bank	4,000	49,007
Sony Financial Holdings	11	46,439
Sumitomo	3,600	48,365
Taiyo Yuden	2,000	23,099
Tokai Rika	1,700	41,525
Tokyo Tatemono	3,000	26,138
Tosoh	9,000	34,620

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Toyota Industries	1,100	38,188
Toyota Motor	2,200	111,497
Yamaha	400	7,867
		1,907,806
Luxembourg−1.5%		
ArcelorMittal	1,300	115,277
Oriflame Cosmetics	650	49,834
		165,111
Netherlands−.6%		
Heineken	211	12,319
TNT	1,500	58,437
		70,756
New Zealand−.2%		
Vector	10,800	**17,387**
Norway−1.1%		
Tandberg	3,200	54,580
Yara International	900	65,965
		120,545
Singapore−1.3%		
CapitaLand	3,000	15,022
ComfortDelgro	21,000	27,101
Haw Par	3,000	16,592
Jardine Cycle & Carriage	2,000	24,512
Keppel	2,000	15,221
Singapore Petroleum	9,000	47,786
		146,234
Spain−4.8%		
Acerinox	1,645	44,693
Banco Bilbao Vizcaya Argentaria	2,374	54,751
Banco Santander	5,200	112,456
Gamesa Corp Tecnologica	990	48,184
Inditex	850	46,427
Mapfre	9,129	46,612
Red Electrica de Espana	430	28,005
Telefonica	5,563	161,306
		542,434

Common Stocks (continued)	Shares	Value ($)
Sweden—1.0%		
Getinge, Cl. B	1,400	35,778
Kungsleden	3,200	32,070
Scania, Cl. B	2,300	47,349
		115,197
Switzerland—6.3%		
Baloise Holding	397	43,564
Holcim	640	62,940
Logitech International	900 [a]	27,534
Lonza Group	360	49,198
Nestle	200	95,932
Novartis	1,200	61,033
Roche Holding	300	50,031
Schindler Holding	600	48,844
Swatch Group	200	54,046
Swiss Life Holding	210 [a]	62,930
Syngenta	190	56,753
Zurich Financial Services	300	91,854
		704,659
United Kingdom—24.6%		
Aggreko	4,000	46,857
Anglo American	1,764	114,656
AstraZeneca	1,600	67,453
Aviva	5,700	71,344
Barclays	8,133	72,704
BG Group	930	22,763
BHP Billiton	3,300	117,967
BP	12,308	149,525
British American Tobacco	2,400	91,408
British Land	2,125	35,534
Bunzl	3,300	48,893
Carnival	916	36,134
Daily Mail & General Trust, Cl. A	3,100	25,766
De La Rue	2,569	43,390
Enterprise Inns	5,950	45,340

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
GlaxoSmithKline	3,139	69,965
Greene King	3,400	34,744
Hammerson	2,200	44,093
Home Retail Group	7,400	38,844
HSBC Holdings	7,421	130,658
Imperial Tobacco Group	600	28,858
Intertek Group	2,150	41,594
Land Securities Group	1,980	60,628
Legal & General Group	23,000	58,033
Liberty International	2,030	39,596
Lloyds TSB Group	4,600	39,557
National Grid	3,400	47,356
Next	1,301	29,585
Northumbrian Water Group	6,000	38,891
Old Mutual	16,600	42,314
Prudential	4,950	66,787
Royal Bank of Scotland Group	10,896	74,743
Royal Dutch Shell, Cl. A	1,965	79,788
Royal Dutch Shell, Cl. B	3,259	130,570
SABMiller	2,600	60,381
Schroders	1,900	39,780
Smith & Nephew	4,700	58,869
Standard Chartered	577	20,582
Thomas Cook Group	7,026	36,201
Unilever	1,050	35,533
Vedanta Resources	1,100	49,020
Vodafone Group	46,700	148,845
VT Group	3,350	45,160
Whitbread	1,316	31,792
WPP Group	4,500	55,524
Xstrata	1,310	102,781
		2,770,806
Total Common Stocks		
(cost $10,451,351)		**11,109,303**

Short-Term Investments—.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.43%, 6/26/08 (cost $19,893)	20,000 b	**19,961**
Total Investments (cost $10,471,244)	**99.3%**	**11,129,264**
Cash and Receivables (Net)	**.7%**	**77,350**
Net Assets	**100.0%**	**11,206,614**

a Non-income producing security.
b All or partially held by a broker as collateral for open financial futures positions.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial Services	17.1	Real Estate Management	
Consumer Services	9.0	& Development	4.0
Basic Industries	8.3	Insurance	3.9
Chemicals	5.3	Consumer Durables	3.7
Utilities	5.0	Short-Term Investment	.2
Transportation	4.9	Other	28.8
Capital Goods	4.8		
Health Care	4.3		**99.3**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
Euro FX	2	390,225	June 2008	1,886
Japanese Yen	3	361,875	June 2008	(9,925)
Swiss Franc	1	120,950	June 2008	(2,329)
Financial Futures Short				
Australian Dollar	1	(94,110)	June 2008	(894)
British Pound	3	(371,794)	June 2008	(362)
				(11,624)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	10,471,244	11,129,264
Cash		478
Cash denominated in foreign currencies	36,770	34,380
Dividends and interest receivable		44,301
Prepaid expenses		58,070
		11,266,493
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		34,969
Payable for futures variation margin–Note 4		2,758
Accrued expenses		22,152
		59,879
Net Assets ($)		**11,206,614**
Composition of Net Assets ($):		
Paid-in capital		10,650,931
Accumulated undistributed investment income–net		24,688
Accumulated net realized gain (loss) on investments		(113,409)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($11,624) net unrealized (depreciation) on financial futures]		644,404
Net Assets ($)		**11,206,614**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	7,872,352	1,146,495	1,097,626	1,090,141
Shares Outstanding	594,841	86,974	82,841	82,494
Net Asset Value Per Share ($)	**13.23**	**13.18**	**13.25**	**13.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $14,200 foreign taxes withheld at source);	
Unaffiliated issuers	185,929
Interest	2,572
Total Income	**188,501**
Expenses:	
Management fee–Note 3(a)	44,308
Registration fees	38,382
Auditing fees	25,818
Shareholder servicing costs–Note 3(c)	13,054
Distribution fees–Note 3(b)	5,604
Prospectus and shareholders' reports	4,709
Directors' fees and expenses–Note 3(d)	926
Legal fees	289
Loan commitment fees–Note 2	21
Miscellaneous	2,529
Total Expenses	**135,640**
Less–expense reimbursement from The Dreyfus	
Corporation due to undertaking–Note 3(a)	(53,814)
Less–reduction in fees due to earnings credits–Note 1(c)	(1,057)
Net Expenses	**80,769**
Investment Income–Net	**107,732**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(175,379)
Net realized gain (loss) on financial futures	73,331
Net realized gain (loss) on forward currency exchange contracts	(1,663)
Net Realized Gain (Loss)	**(103,711)**
Net unrealized appreciation (depreciation) on investments	
and foreign currency transactions [including ($16,659) net	
unrealized (depreciation) on financial futures]	(1,398,344)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,502,055)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,394,323)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a,b]
Operations ($):		
Investment income–net	107,732	132,427
Net realized gain (loss) on investments	(103,711)	327,419
Net unrealized appreciation (depreciation) on investments	(1,398,344)	2,042,748
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,394,323)**	**2,502,594**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(149,503)	–
Class C Shares	(13,752)	–
Class I Shares	(23,617)	–
Class T Shares	(18,400)	–
Net realized gain on investments:		
Class A Shares	(243,805)	–
Class C Shares	(35,553)	–
Class I Shares	(34,060)	–
Class T Shares	(33,920)	–
Total Dividends	**(552,610)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	30,312	7,217,159
Class C Shares	46,248	1,033,587
Class I Shares	–	1,005,000
Class T Shares	–	1,000,000
Dividends reinvested:		
Class A Shares	247,661	–
Class C Shares	36,035	–
Class I Shares	34,157	–
Class T Shares	33,920	–
Cost of shares redeemed:		
Class A Shares	(9,071)	(4,720)
Class C Shares	(13,259)	(6,076)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**406,003**	**10,244,950**
Total Increase (Decrease) in Net Assets	**(1,540,930)**	**12,747,544**
Net Assets ($):		
Beginning of Period	12,747,544	–
End of Period	**11,206,614**	**12,747,544**
Undistributed investment income–net	24,688	122,228

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a,b]
Capital Share Transactions:		
Class A		
Shares sold	2,342	575,335
Shares issued for dividends reinvested	18,197	–
Shares redeemed	(666)	(367)
Net Increase (Decrease) in Shares Outstanding	**19,873**	**574,968**
Class C		
Shares sold	3,343	82,431
Shares issued for dividends reinvested	2,652	–
Shares redeemed	(1,032)	(420)
Net Increase (Decrease) in Shares Outstanding	**4,963**	**82,011**
Class I		
Shares sold	–	80,331
Shares issued for dividends reinvested	2,510	–
Net Increase (Decrease) in Shares Outstanding	**2,510**	**80,331**
Class T		
Shares sold	–	80,000
Shares issued for dividends reinvested	2,494	–
Net Increase (Decrease) in Shares Outstanding	**2,494**	**80,000**

[a] *From November 30, 2006 (commencement of operations) to October 31, 2007.*

[b] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	15.61	12.50
Investment Operations:		
Investment income−net[b]	.13	.17
Net realized and unrealized gain (loss) on investments	(1.83)	2.94
Total from Investment Operations	(1.70)	3.11
Distributions:		
Dividends from investment income−net	(.26)	–
Dividends from net realized gain on investments	(.42)	–
Total Distributions	(.68)	–
Net asset value, end of period	13.23	15.61
Total Return (%)[c,d]	(10.59)	24.80
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.37	2.60
Ratio of net expenses to average net assets[e]	1.38	1.34
Ratio of net investment income to average net assets[e]	2.02	1.35
Portfolio Turnover Rate[d]	47.53	85.40
Net Assets, end of period ($ x 1,000)	7,872	8,974

[a] *From November 30, 2006 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	15.50	12.50
Investment Operations:		
Investment income−net[b]	.08	.08
Net realized and unrealized gain (loss) on investments	(1.82)	2.92
Total from Investment Operations	(1.74)	3.00
Distributions:		
Dividends from investment income−net	(.16)	–
Dividends from net realized gain on investments	(.42)	–
Total Distributions	(.58)	–
Net asset value, end of period	13.18	15.50
Total Return (%)[c,d]	(10.95)	24.00
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	3.14	3.35
Ratio of net expenses to average net assets[e]	2.13	2.09
Ratio of net investment income to average net assets[e]	1.28	.61
Portfolio Turnover Rate[d]	47.53	85.40
Net Assets, end of period ($ x 1,000)	1,146	1,271

[a] *From November 30, 2006 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a,b]
Per Share Data ($):		
Net asset value, beginning of period	15.64	12.50
Investment Operations:		
Investment income—net[c]	.15	.21
Net realized and unrealized gain (loss) on investments	(1.83)	2.93
Total from Investment Operations	(1.68)	3.14
Distributions:		
Dividends from investment income—net	(.29)	–
Dividends from net realized gain on investments	(.42)	–
Total Distributions	(.71)	–
Net asset value, end of period	13.25	15.64
Total Return (%)[d]	(10.48)	25.12
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.13	2.35
Ratio of net expenses to average net assets[e]	1.13	1.09
Ratio of net investment income to average net assets[e]	2.27	1.60
Portfolio Turnover Rate[d]	47.53	85.40
Net Assets, end of period ($ x 1,000)	1,098	1,257

[a] *From November 30, 2006 (commencement of operations) to October 31, 2007.*

[b] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	15.57	12.50
Investment Operations:		
Investment income−net[b]	.12	.14
Net realized and unrealized gain (loss) on investments	(1.83)	2.93
Total from Investment Operations	(1.71)	3.07
Distributions:		
Dividends from investment income−net	(.23)	–
Dividends from net realized gain on investments	(.42)	–
Total Distributions	(.65)	–
Net asset value, end of period	13.21	15.57
Total Return (%)[c,d]	(10.74)	24.56
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.63	2.85
Ratio of net expenses to average net assets[e]	1.63	1.59
Ratio of net investment income to average net assets[e]	1.77	1.10
Portfolio Turnover Rate[d]	47.53	85.40
Net Assets, end of period ($ x 1,000)	1,090	1,246

[a] *From November 30, 2006 (commencement of operations) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Systematic International Equity Fund (the "fund") is a separate non-diversified series of Strategic Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to pursue long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. Mellon Capital Management Corporation ("MCM"), a subsidiary of BNY Mellon, serves as sub-investment adviser.

On December 31, 2007, Mellon Equity Associates ("MEA"), the sub-investment adviser prior to December 31, 2007, merged into MCM, which, as MEA was, is a subsidiary of BNY Mellon and an affiliate of Dreyfus. MEA then ceased operations and MCM began serving as sub-investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 577,446 Class A, 82,496 Class C, 82,492 Class I and 82,494 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

The tax period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee, and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until October 31, 2008, so that annual fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.15% of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $53,814 during the period ended April 30, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and MCM, Dreyfus pays MCM an annual fee at the rate of .45% of the value of the fund's average daily net assets.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2008, Class C and Class T shares were charged $4,255 and $1,349, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class C and Class T shares were charged $9,721, $1,418 and $1,349, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $501 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $21 pursuant to the cash management agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $18,297, Rule 12b-1 distribution plan fees $925, shareholder services plan fees $2,056, custodian fees $11,811 and chief compliance officer fees $1,880.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended April 30, 2008, amounted to $5,365,277 and $5,418,330, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2008, there were no open forward currency exchange contracts outstanding.

At April 30, 2008, accumulated net unrealized appreciation on investments was $658,020, consisting of $1,225,286 gross unrealized appreciation and $567,266 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**Systematic
International Equity Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital Management
Corporation
50 Fremont Street, Suite 3900
San Francisco, CA 94105

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: SSYAX Class C: SSYCX Class I: SSYRX
  Class T: SSYTX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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